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                                                                  Exhibit (a)(9)


                                   IMPORTANT
                      REMINDER TO PREFERRED STOCK HOLDERS


If you own preferred stock, information about an offer to exchange your non-cumulative preferred stock for new Class A cumulative preferred stock was sent to you on August 23, 1995. If you have not already done so, you should review all of the information carefully to make an informed decision about your investment in the preferred stock. The exchange offer expires on October 10, 1995, unless extended as described in the exchange offer materials.